SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

GENERAL GROWTH PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

370023103

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 37023103	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 74,733,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 74,733,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 74,733,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0%
14	TYPE OF REPORTING PERSON IA

*	This calculation is based on 938,259,889 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Company”) outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

13D

CUSIP NO. 37023103	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 74,733,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 74,733,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 74,733,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0%
14	TYPE OF REPORTING PERSON OO

*	This calculation is based on 938,259,889 Common Shares outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

13D

CUSIP NO. 37023103	Page 4

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 36,179,074
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 36,179,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,179,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.9%
14	TYPE OF REPORTING PERSON IA

*	This calculation is based on 938,259,889 Common Shares outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

13D

CUSIP NO. 37023103	Page 5

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 74,733,712
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 74,733,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 74,733,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON

*	This calculation is based on 938,259,889 Common Shares outstanding as of August 1, 2012 as reported in the Company’s 6/30/12 10-Q.

This Amendment No. 2 relates to the Schedule 13D filed on October 24, 2011 (the “Original Schedule 13D”, and collectively with Amendment No. 1, filed on August 23, 2012, and this Amendment No. 2, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America, relating to common stock, par value $.01 per share (“Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer

Item 1 of the Original 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, par value $.01 per share (“Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 110 N. Wacker Drive, Chicago, Illinois 60606.

The Reporting Persons (as defined in Item 2) acquired additional Common Shares and entered into the New Swap (as defined below) on August 24, 2012.

As of August 24, 2012, the Reporting Persons (as defined in Item 2) beneficially owned (1) an aggregate of 74,733,712 Common Shares (the “Subject Shares”), representing approximately 8.0% of the outstanding Common Shares, and (2) warrants to purchase an aggregate of 18,224,213 Common Shares exercisable upon 90 days notice (the “Warrants”). The Reporting Persons also have additional economic exposure to 7,569,727 Common Shares under a cash -settled total return swap (the “New Swap”), bringing their total aggregate economic exposure (excluding the Warrants) to 82,303,439 Common Shares (approximately 8.8% of the outstanding Common Shares). If the Warrants were exercised, the Reporting Persons would have aggregate economic exposure to 100,527,652 Common Shares (approximately 10.5% of the outstanding Common Shares, giving effect to such exercise). See Item 6 for a discussion of the terms of the Warrants and the New Swap.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 27, 2012, Pershing Square sent a letter to the board of directors of the Company, a copy of which is attached hereto as Exhibit 99.6, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated as follows:

(a), (b) Based upon the Company’s 6/30/12 10-Q, 938,259,889 Common Shares were outstanding as of August 1, 2012. Based on the foregoing, the Subject Shares represented approximately 8.0% of the Common Shares issued and outstanding as of such date.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares held for the benefit of Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP,

William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D.

Item 5(c) of the Original 13D is amended and supplemented as follows:

(c) Exhibit 99.5, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Shares that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.5 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented as follows:

New Swap: The swap the Reporting Persons entered into on or about October 29, 2010 for the benefit of PSRH, which was to expire on August 29, 2012 (the “Swap”), was terminated on August 24, 2012. On August 24, 2012, the New Swap was entered into, on terms as described herein. The New Swap constitutes economic exposure to 7,569,727 notional outstanding Common Shares in the aggregate and has a reference price of $19.75 per Common Share. The New Swap expires on August 25, 2014. Under the terms of the New Swap, (1) PSRH will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the New Swap as of the applicable expiration date, plus interest at the applicable rate, and (2) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of Common Shares subject to the New Swap as of the expiration date of the New Swap. Any dividends notionally paid on such notional Common Shares will be paid to PSRH during the term of the New Swap. All balances due under the New Swap will be cash settled. The Pershing Square Funds’ third party counterparties for the New Swap include entities related to UBS AG. The New Swap does not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company and does not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in the New Swap contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.5	Trading data.

Exhibit 99.6	Letter from Pershing Square to the board of directors of the Company, dated August 27, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2012	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.5	Trading data.

Exhibit 99.6	Letter from Pershing Square to the board of directors of the Company, dated August 27, 2012.